UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of June 2016

Commission File Number 333-206989

Ability Inc.

(Translation of registrant’s name into English)

Yad Harutzim 14
Tel Aviv 6770007, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

ABILITY INC.

Ability Inc. (NASDAQ: ABIL), a leading provider of innovative tactical communications intelligence solutions, today announced that it has become aware that a federal class action lawsuit was filed on May 25, 2016 against the Company, Anatoly Hurgin (the Company’s Chief Executive Officer and Chairman of the Board) and Avi Levin (the Company’s Chief Financial Officer) in the United States District Court for the Southern District of New York. The complaint alleges that during the period between September 8, 2015 and April 29, 2016, inclusive, certain statements included in the Company's public filings were materially false and misleading when made because they misrepresented or failed to disclose certain adverse facts, in violation of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. The plaintiff is seeking compensatory damages in favor of the class members in an amount to be proven at trial, as well as reasonable costs and expenses incurred in the action (including counsel and expert fees).

In addition, on May 4, 2016 the Company was served with a lawsuit and a motion for the certification of the lawsuit as a class action, filed on May 3, 2016 against the Company and certain of its directors, Anatoly Hurgin, Alexander Aurovsky (the Company's Chief Technology Officer), Benjamin Gordon and Mitchell Gordon in the District Court (Economic Department) of Tel Aviv-Jaffa, Israel. The complaint alleges (among other things) that the Company misled the public in its public filings with regard to the Company’s financial condition and included misleading information (or omitted to include information) in the Company’s financial statements that were published in connection with the listing of its shares for trading on the Tel Aviv Stock Exchange on January 12, 2016. In addition, the complaint alleges that the defendant directors breached their fiduciary duty under Israeli law towards the Company and its public shareholders. The plaintiff alleges that he suffered personal damages of NIS 137.7 (approximately $35.6), and estimates that the shareholders of the Company suffered damages of approximately NIS 23.3 million (approximately $6.02 million).

The Company is reviewing and assessing the lawsuits and is unable, at this preliminary stage, to evaluate, the lawsuits’ chances of success. The Company intends to vigorously defend against these actions.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABILITY INC.

Date: June 6, 2016	By:	/s/ Anatoly Hurgin
Anatoly Hurgin
Chief Executive Officer and Chairman of the Board

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